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                                                               EXHIBIT (a)(1)(G)

                                                        [Swiss Army Brands Logo]

                                                        Peter W. Gilson
                                                        Chairman and CEO

                                  July 23, 2002


Dear Stockholder:

         Today, SABI Acquisition Corp. (the "Purchaser"), a wholly owned subsidiary of Victorinox AG ("Victorinox") has commenced a tender offer to purchase all outstanding shares of common stock of Swiss Army Brands, Inc. ("SABI"), par value $.10 per share, not owned by Victorinox and its affiliates at a price of $9.00 per share, net to the seller in cash upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and related materials. The tender offer is currently scheduled to expire at 12:00 midnight, New York time, on Monday August 19, 2002.

         A special committee of SABI's board of directors (the "Special Committee") has determined that the tender offer is advisable, fair to and in the best interests of SABI's stockholders. In arriving at its recommendation, the Special Committee gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9, including, among other things, the opinion of its financial advisor, Needham & Co., Inc. ("Needham"), to the effect that the consideration to be received by stockholders pursuant to the tender offer was fair, from a financial point of view, to stockholders, as of the date of that opinion. A discussion of Needham's financial analysis can be found in SABI's enclosed Schedule 13E-3. Please read the Schedule 14D-9 and the Schedule 13E-3 carefully.

         The enclosed Offer to Purchase and Letter of Transmittal set forth the terms and conditions of the Purchaser's tender offer and provide instructions as to how to tender your shares. We urge you to read all of the enclosed materials carefully.


                                                            Very truly yours,

                                                            /s/ Peter W. Gilson
                                                            Peter W. Gilson
                                                            Chairman and CEO